UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

PERICOM SEMICONDUCTOR CORP

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

713831 10 5 (CUSIP Number)

DECEMBER 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713831105	Page 2 of 5

1.	Name of Reporting Person: ALEX CHI-MING HUI I.R.S. Identification Nos. of above persons (entities only): Not required
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization:

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power:

1,920,911
6. Shared Voting Power:

7. Sole Dispositive Power:

1,920,911
8. Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,920,911
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9):

6.38%
12.	Type of Reporting Person (See Instructions):

IN

CUSIP No. 713831105	Page 3 of 5

Item 1.	(a)	Name of Issuer:

Pericom Semiconductor Corp.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

3545 North First Street, San Jose, CA 95134

Item 2.	(a)	Name of Person(s) Filing:

Alex Chi-Ming Hui

Item 2.	(b)	Address of Principal Business Office or, if none, Residence:

3545 North First Street, San Jose, CA 95134

Item 2.	(c)	Citizenship:

USA

Item 2.	(d)	Title of Class of Securities:

Common stock

Item 2.	(e)	CUSIP Number:

713831105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

CUSIP No. 713831105	Page 4 of 5

Item 4.	Ownership.

(a) Amount beneficially owned:

1,920,911 shares as of December 31, 2006. This includes 893,334 shares of common stock issuable upon exercise of stock options exercisable within 60 days of December 31, 2006.

(b) Percent of class: 6.38% as of December 31,2006

(c) Number pf shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,920,911

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 1,920,911.

(iv) Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 713831105	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

By:	/s/ Alex Chi-Ming Hui
Name:	Alex Chi-Ming Hui
Title:	President & CEO